February 1, 2012

By Facsimile to 617-255-9204

Karen Kay, Associate General Counsel
Putnam Investments
One Post Office Square
Boston, MA 02109

Re: Putnam Mortgage Recovery Fund ("Fund")
File Nos. 811-22654, 333-178890

Dear Ms. Kay:

We have reviewed the registration statement on Form N-2 filed January 5, 2012, on behalf of the Fund, a new closed-end interval fund, with respect to an initial public offering of its shares. Our comments are set forth below.

PROSPECTUS

Front Cover Page

1. Price Table

(a) The prospectus states, at page 11, under "Plan of Distribution," that the Fund's securities will be offered on a best efforts basis. Please include the total minimum and maximum amounts required to be shown in the table for such offerings, instead of the "Total" information that is currently shown. See Instr. 5, Item 1.1.g. of Form N-2.

(b) The table shows the same $300,000,000 amount for the price to the public and the proceeds to the Fund, respectively, with no deduction for a sales load. Because the Fund will receive the total proceeds of the offering, please delete the words "or Other Persons" from the heading of the third column.

(c) Please add a footnote to the third column setting forth the total amount of other expenses of issuance and distribution required by Item 26 of Form N-2. See Instr. 6, Item 1.1.g.

2. The prospectus states, in the second sentence of the first paragraph on the inside front cover page, that the Fund will make repurchase offers every six months until its NAV is at least $250,000,000. The prospectus also states, in the next to last sentence of the same paragraph, that the first repurchase offer is expected to occur on an unspecified date in 2012. While it may be assumed that the first repurchase offer will not be made until the offering proceeds amount to at least $300,000,000, as the price table would seem to imply, and the offering period ends - on a date to be specified on page 3, in the section titled "The Offering," those related facts and circumstances should be made expressly clear. <u>See also</u> Comments 7(a) and (b), below.

 Summary Of Terms (pp.3-8)

3. The synopsis heading, "Summary of Terms," is unusual and possibly confusing. Please change the heading to a more commonly used and understood term.

4. It does not appear to be useful or appropriate to include disclosure of the following items, and possibly others, in this section of the prospectus: "Board of Trustees," "Indemnification," "Fund Reporting," "Regulatory Matters," "ERISA," "Fiscal Year," "Custodian and Transfer Agent," "Independent Auditor," and "Legal Matters." <u>See</u> Guide 7 to Form N-2 with regard to the appropriate content of the synopsis in the prospectus of a closed-end fund. <u>See also</u> General Instructions of Form N-2, General Instructions for Parts A and B, Item 1, which states that the information required by Item 1 (Outside Front Cover), Item 2 (Cover Pages), and Item 3 (Fee Table and Synopsis) may not be separated by other information. Please revise the summary section to comply more fully with the foregoing disclosure requirements.

5. Investment Objective and Strategies (p.4)

     (a) In our view the word "mortgage" in the Fund's names suggests a particular type of investment covered by Rule 35d-1 under the Investment Company Act of 1940. Consequently, please revise the prospectus to state, as the Rule requires, that the Fund will invest at least 80% of its net assets, including borrowings used for investment purposes, in mortgages or mortgage-related investments.

     (b) The prospectus states, at page 4, that the Fund will invest in derivative instruments, including "swaps, swaptions, and futures." The prospectus states subsequently, at page 12, under "Investment Objective, Strategies and Policies/Investment Strategies," that the Fund may also enter credit default swaps and use derivatives for both hedging and non-hedging purposes. Please disclose the extent to which the Fund expects to invest in swaps, swaptions, and futures, as well as credit default swaps, and the extent to which it expects to use each of them for hedging or, alternatively, non-hedging purposes. Further in this regard, please consider the Division's observations on derivatives-related disclosure set forth in a letter to the Investment Company Institute dated July 30, 2010.

Fund Fees and Expenses (p.9)

6. Please briefly describe the "investment-related expenses" referred to in the second footnote to the fee table as an expense item that Putnam Management will not bear as part of its management fee. In this regard, we also note that the prospectus states, at page 17, under "Illiquid Markets Risk," that investments in securities in which the Fund intends to primarily invest are characterized by "significant transaction costs." To the extent appropriate, please modify the footnote and Fund expense disclosure elsewhere to briefly describe and reflect the effect of such transaction costs.

The Fund (pp. 10-11)

7. Use of Proceeds

        (a) The prospectus states it is expected the "net proceeds of the offering" will be invested in a manner consistent with the Fund's objective and policies "within two months" of their receipt. When, or during what time period, and in what form is it expected such "net proceeds" will be paid, and to whom? Why will some amount representing the "net proceeds," rather than the total proceeds of the offering shown in the price table, be received and invested?

        (b) The prospectus further states that the proceeds will be invested in certain short-term securities or derivatives pending investment. Please expressly state whether or not these amounts will be held in escrow, trust, or a similar arrangement. See Instr. 5, Item 1.1.g. of Form N-2.

Investment Objective, Strategies and Policies (pp.11-14)

8. Investment Objective   Please briefly explain what the term "total return" means as it relates to the Fund's investment objective.

9. Investment Strategies   The prospectus states that the Fund expects to invest in the securities of a "wide range of private issuers." Please state expressly whether or not such issuers include CMOs and ABS, as well as RMBS and CMBS. Also, it is our view that privately issued asset-backed securities, including mortgage backed securities, represent investments in an industry for purposes of a fund's fundamental policy on industry concentration. Accordingly, please revise this section and other parts of the registration to reflect our position that the Fund will concentrate in an industry or group of industries with respect to its investments in securities of privately issued RMBS, CMBS, CMOs and ABS. Please also identify the particular industry or group of industries in which the Fund will concentrate its investments and describe the risks associated with such industry concentration.

10. Policies and Restrictions

(a) Please change the recital of the Fund's concentration policy to state that the Fund will invest more than 25% of its assets in residential and commercial mortgage-backed securities and, in addition, change the policy statement otherwise as appropriate for consistency with the views set forth in Comment 9 above.

(b) Please revise the first sentence of the last paragraph in this section as appropriate for consistency with our views set forth in Comment 9 above and, in addition, review and revise this sentence as otherwise appropriate for consistency with prior interpretive and other positions taken by the staff and Commission on this subject.

(c) Please delete the statement in the following sentence of the same paragraph that Putnam Management may change industry categories as a matter of its own discretion and that such industry categories may differ from those stated in shareholder reports and other communications.

**STATEMENT OF ADDITIONAL INFORMATION**

<u>Management (p. II-43)</u>

11. Please add the words "During Past 5 Years" at the end of the heading to the third column of the table providing information about the Trustees.

*   *   *

Your response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please so indicate in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

Notwithstanding our comments, at the time the Fund requests acceleration of the effective date of the registration statement, it should furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of this registration statement.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation that the parties requesting acceleration are aware of their respective responsibilities. If our comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date pursuant to our delegated authority.

If you have questions or any concerns about these matters you would like to discuss, please feel free to call me at (202) 551-6968.

Sincerely yours,

H.R. Hallock, Jr.
Senior Counsel